

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 26, 2016

<u>Via E-mail</u>
Wanjun Xie, President and Director
Achison Inc.
3906 Main Street
Suite 207
Flushing, NY 11354

> **Re: Achison Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2016**
> **File No. 333-211051**

Dear Mr. Xie:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form because it does not appear that your financial statements were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities